January 30, 2018

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Metaurus Equity Component Trust (CIK: 1688487)
Pre-Effective Amendment No. 4 to
Preliminary Registration Statement on Form S-1 (File No. 33-221591)

Ladies and Gentlemen:

On behalf of Metaurus Equity Component Trust (the “Trust”), we transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 4 to the Preliminary Registration Statement on Form S-1 relating to the initial public offering of shares issued by U.S. Equity Cumulative Dividends Fund – Series 2027 and U.S. Equity Ex-Dividend Fund – Series 2027 (together, the “Funds”), each a series of the Trust.

On behalf of our client, we confirm to you that as of the date of this letter, the Trust is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

Should members of the staff of the Securities and Exchange Commission have any questions or comments concerning the submission, please contact P. Georgia Bullitt of this office at (212) 728-8250.

NEW YORK     WASHINGTON      PARIS      LONDON      MILAN      ROME      FRANKFURT      BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

January 30, 2018

Very truly yours,

/s/ Patrick T. Quinn
Patrick T. Quinn, Esq.

Enclosure

cc:	Richard P. Sandulli, Co-Chief Executive Officer, Metaurus Advisors LLC
Jamie Greenwald, Co-Chief Executive Officer, Metaurus Advisors LLC
P. Georgia Bullitt, Esq., Willkie Farr & Gallagher LLP
Deborah Tuchman, Esq., Willkie Farr & Gallagher LLP